Ex.99(a)(5)(YY)

E.ON AG Conference Call -
Nine Months Results 2006

November 8, 2006

Presentation:

Dr. Erhard Schipporeit
Member of the Board of Management and CFO

Please check against delivery

Thank you Mr. Bernotat.

Good afternoon ladies and gentlemen. I welcome you to our 2006 Nine Months Results conference call.

The Nine Months Results 2006 showed again a strong performance of our key indicators, such as sales, adjusted EBIT and adjusted net income even after considering the results of the newly implemented regulation of our power and gas networks in Germany.

During today’s conference call, I would like to concentrate on the following topics:

-    First, the development of our key financial indicators, with a focus on the adjusted EBIT by each market unit, and

-    Second, the outlook for this year.

Let us start with the overview of the key financial indicators in the Nine Months Results 2006.

The increase in Group sales by 25 percent to approximately 49 billion Euros was mainly related to:

-    First, higher average power and gas prices triggered by the global increase in energy prices,

-    Second, the inclusion of our newly consolidated regional distributors, especially in Bulgaria, Hungary and Romania, and

-    Finally, a weather-driven increase in gas sales volume.

Group adjusted EBIT rose by 10 percent to 6.1 billion Euros. The major contributors to this improvement were again Central Europe and Pan-European Gas. U.K. remained almost at the level of the prior year, due to a strong improvement during the Second and Third Quarter. Only Nordic showed a significant decline compared to last year.

I would now like to comment on the operating performance by market unit.

Central Europe’s adjusted EBIT rose by 10 percent to 3.2 billion Euros. The major contributing factors were as follows:

-    First, an increase in power prices, which were only partially offset by significantly higher fuel and procurement costs as well as a negative effect relating to previous periods,

-    Second, higher gas sales, mainly resulting from the unusual cold weather as well as from the first-time inclusion of Gasversorgung Thüringen located in the Eastern part of Germany, and

-    Finally, higher contributions from our newly consolidated companies in Bulgaria, Hungary and Romania as well as higher prices achieved in the Czech Republic and Bulgaria.

These positive developments in the Central Europe market unit were mainly offset by the impact of regulatory reductions of grid charges for power and gas networks at E.ON Energie.

The total impact amounted to 519 million Euros in the First Nine Months, of which 473 million Euros refer to power grids and 46 million Euros to gas distribution networks. Thereof, we have built provisions for our electricity network of 469 million Euros and for our gas distribution networks of 46 million Euros.

These provisions for regulatory risks reflect the intention of the German network regulator Bundesnetzagentur (BNetzA) to apply the likely cuts in network charges retroactively for E.ON Netz and our seven regional distributors from November 1st, 2005 and for our gas distribution networks from February 1st, 2006.

After we have received all our notifications from the regulator for our power network operators, we now expect for the full year a total burden of 616 million Euros instead of 570 million Euros as mentioned during the release of First Half Results of this year.

For our gas distribution networks at E.ON Energie we expect for the full year a negative impact of 60 million Euros. There are still some open notifications in the gas business.

The total impact for both power and gas networks for the full year is expected to be 676 million Euros.

The Pan-European Gas market unit’s adjusted EBIT increased by 42 percent to 1.6 billion
Euros.

The major contribution of this increase came from the Up- and Midstream business. Whereas the Upstream business benefited from high oil and natural gas price levels, the Midstream business was positively affected by:

-    First, temperature-driven volume increases and higher deliveries abroad,

-    Second, the significant negative impact on adjusted EBIT in the prior year period from the constant rise in oil prices, and

-    Third, the absence this year of one-off effects related to the realization of trading contracts, which negatively affected the Nine Months Results of 2005.

Finally, the performance of Downstream Participations was negatively affected by an impairment charge in the Third Quarter resulting from regulatory cuts in network charges in the Third Quarter. This decline in adjusted EBIT was partially compensated by the higher results from associated companies as well as by the first-time inclusion of E.ON Gaz Romania.

As mentioned earlier by Wulf Bernotat, we conducted impairment tests for all our gas distribution activities. As a consequence, we took an impairment charge of 188 million Euros on Thüga’s shareholdings in distribution network operators. Only this specific impairment charge is reflected in the adjusted EBIT of Pan-European Gas.

As Thüga’s normal business is to invest in shareholdings, we have therefore historically shown Thüga’s book gains and losses within adjusted EBIT, and find it appropriate to do so as well for this impairment charge.

In addition, provisions amounting to 18 million Euros were recorded to reflect the intended retroactive cuts of network charges.

Let me now turn to the U.K. market unit, which reported an adjusted EBIT of 710 million Euros at the same level as last year. The positive developments in the Second Quarter continued in the Third Quarter and as such the adjusted EBIT improved considerably from the First Half Results, which was still 26 percent below prior year.

The non-regulated business improved significantly due to retail price rises, higher dark spreads and cost and profit initiatives. These effects were offset by higher natural gas costs in the First Quarter of 2006.

The considerable turnaround in the Second and Third Quarter was mainly due to price rises in March and August in the residential segment, which are restoring businesss margins.

The Nordic market unit’s adjusted EBIT recorded a significant decline of 25 percent to 437 million Euros.

Rising spot electricity prices and successful hedging activities were more than completely neutralized by the following burdens:

-    Higher taxes on hydro and nuclear generation assets due to changes in tax law,

-    Significantly lower reservoir inflows resulting in lower hydropower generation, and

-    The absence of the contribution from the hydroelectric plants sold to Statkraft inOctober 2005.

Especially, the performance in the Third Quarter further deteriorated due to the simultaneous shortfall of hydro and nuclear power.

The U.S. Midwest market unit reported a 3 percent increase of adjusted EBIT to 285 million Euros. This was mainly due to positive exchange rate effects.

Group net income decreased from 6.4 billion Euros to 2.6 billion Euros.

The decrease in Group net income was partially caused by other non operating earnings, which decreased by2.5 billion Euros. The main reason of this decline was the turnaround of mark-to-market valuations of derivatives mainly from U.K. from net gains of 582 million Euros last year to net losses of almost 2 billion Euros this year.

E.ON is hedging its commodity position, mainly power and gas with forward contracts in order to protect its operational results against unforeseeable price fluctuations. After these contracts were concluded, the prices for gas and electricity have gone up substantially in the past years. Now, the current turnaround resulted from the unwind of the contracts as well as from the decrease of forward power and gas prices as of September 30th of the outstanding contracts.

All derivative results shown in non operating earnings are related to instruments entered into solely for operating purposes and not for speculative purposes.

I would also like to emphasize that the mark-to-market results are non-cash items.

Additionally, other non-operating earnings were negatively impacted by impairment charges of 359 million Euros resulting from the impairment tests for all our gas distribution activities due to regulation. Thereof, 251 million Euros are related to E.ON Energie and 108 million Euros to Pan-European Gas.

Together with the 188 million Euros impairment of shareholdings within Thüga, which has been presented in adjusted EBIT, the total effect from impairment charges for the E.ON Group amounted to 547 million Euros.

I would like to clarify, that these impairments only apply for the gas distribution network operators and not to the gas transmission system.

We do not expect any further impairments, in particular from our own power networks.

Another significant factor for the decline of the Group net income was the absence of book gains in 2005 from the divestiture of Viterra and RGI amounting to 3.3 billion Euros.

This negative development was partially neutralized by :

An increase of approximately 400 million Euros in net book gains, mainly resulting from the change in equity interest associated with our shareholding of 42.9 percent in Degussa amounting to 376 million Euros, and

A significant reduction in income taxes of almost 900 million Euros – resulting in a reduction of the effective tax rate from 32 to 21 percent. This was mainly due to tax free book gains, especially from the Degussa transaction as well as from the sale of securities.

The adjusted net income improved by 26 percent to 3.4 billion Euros. This figure represents the consolidated net income adjusted for “non-operating income” post income taxes and minority interests as well as for income from discontinued operations

Now, I would like to talk about the development of Group cash flow.

The Group cash provided by operating activities decreased by 5 percent to 4.5 billion Euros. The main reasons for the changes in cash provided by operating activitiesby market unit were as follows:

-    The slight decline in cash flow from operating activities of the Central Europe market unit was mainly due to an increase in working capital and higher contributions to theGerman pension fund VKE. These effects could not be completely compensated by an increase in gross margins and the lower payments for nuclear fuel reprocessing.
The high burden from the regulatory cuts in network charges will affect the cash provided by operating activities in future periods.

-    In the Pan-European Gas market unit, cash provided by operating activities decreased significantly due to higher payments related to the procurements for ourgas storages at E.ON Ruhrgas and our recently acquired Hungarian company E.ON
Földgaz Trade as well as time shifts in payments.
The positive development of the gas business is therefore not yet reflected in these figures.

-    The significant improvement of cash provided by operating activities in the U.K.resulted mainly from the absence of one-off pension fund payments made in 2005.

-    In the Nordic market unit the significant increase of cash provided by operating activities was mainly a consequence of the absence of one-off negative effects in the Nine Months Results of last year. These effects partially were offset by the impact of lower hydroelectric generation.

Cash provided by operating activities in the U.S. Midwest market unit benefited from a reduction in working capital.

Free cash flow amounted to 1.9 billion Euros compared to 2.9 billion Euros last year. Increased investments in generation assets within our core markets was the major reason for the decline on a year-on-year basis.

Our net financial position recorded a reduction of the net cash position from 3.9 billion
Euros as of December 31st, 2005 to 1.0 billion Euros.

The decline was mainly attributable to the payment of dividends amounting to 4.8 billion Euros, the payment of 2.6 billion Euros into a CTA to fund our German pension liabilities, and the acquisition of MOL with a transaction volume of 1.0 billion Euros. The net financial position was positively affected by the sale of shares in Degussa amounting to 2.8 billion Euros and the strong free cash flow of 1.9 billion Euros.

To conclude my remarks, I would like to comment on the Outlook for 2006.

Based on the strong development in the Nine Months Results, we expect the 2006 Group adjusted EBIT to surpass the high prior-year level.

The outlook by market unit is as follows:

-    For Central Europe, we now anticipate adjusted EBIT to be above the prior-year level.We expect to offset the adverse effects of regulatory measures affecting the operations of our energy transmission and distribution systems by achieving operational improvements in other areas as well as one-time effects from results from participations.

-    We expect Pan-European Gas adjusted EBIT to markedly exceed the 2005 figure. This results mainly from the good results in the First Half 2006.

The Up- and Midstream business will benefit from the temperature-driven higher sales volume recorded in the First Quarter. Moreover, oil price developments were a significant negative factor in the prior year.

In the Downstream business we expect lower earnings due to regulatory effects.

-    As expected, the performance of U.K. in the Second and Third Quarter was significantly better than in the First Quarter. This improvement supports our expectation that full-year 2006 adjusted EBIT will be significantly above the 2005 figure.
Important factors include the impact of retail price increases, better value from E.ON UK’s generation fleet, and profit and cost initiatives partially counteracted by commodity cost increases.

-    We now anticipate that Nordic’s adjusted EBIT will be significantly below the strong 2005 figure due to significant impact from higher taxes on installed nuclear and hydroelectric assets, and the absence of earnings streams from divested hydroelectric plants to Statkraft.
In addition, lower hydrological levels and unplanned shutdowns of nuclear power plants during the third quarter resulted in a lower generation output.
These effects will be partially compensated by higher average electricity prices.

-    Finally, for the U.S. Midwest market unit we expect adjusted EBIT figures to slightly exceed last year’s figures due to lower MISO costs following the exit from this regional network operator’s market by September this year.

As far as Group net income is concerned, we will not repeat the extraordinary high net income figure reported in 2005, which resulted from the book gains on the successful disposals of Viterra and Ruhrgas Industries in particular.

This concludes my remarks. Wulf Bernotat and myself are now ready to answer your questions.

This statement does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211-4579-453.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Interim Report III on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Interim Report III on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). This presentation may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this presentation, in its Interim Report III, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.